

Mail Stop 3628

June 5, 2009

<u>Via Facsimile (805.966.3320) and U.S. Mail</u>

Michael E. Pfau, Esq.
Reicker, Pfau, Pyle & McRoy LLP
1421 State Street, Suite B
Santa Barbara, California 93101

      Re: Callwave, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed on May 15 and June 2, 2009
            File No. 0-50958

            Schedule 13E-3, as amended
            Filed on May 15 and June 2, 2009
            File No. 005-80281

Dear Mr. Pfau:

      We have reviewed the above filings and have the following comments. Where indicated, we think the Company should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the Company to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3/A</u>

<u>General</u>

1.   Please be sure to include all disclosure contained in the Schedule 13E-3 in the information the Company ultimately disseminates to security holders. For example, we note that the information contained in the second paragraph of Item 3(b) of the Schedule

13E-3 is not provided in the preliminary proxy statement. See Exchange Act Rule 13e-3(e). With respect to this disclosure, please remove the knowledge qualifier.

Introduction

2.   We note you refer to this solicitation as one that may occur depending on the results of the tender offer. Given that you will only solicit proxies if the tender does not produce the desired result, please revise your disclosure here and throughout the proxy statement, as necessary, to refer to change the nature of your disclosure to reflect the results of the tender offer and the certainty of your solicitation.

Proxy Statement on Schedule 14A

General

3.   Update all of your disclosure to reflect the results of the tender offer. We note, for example, your disclosure relating to the premium of the offer price/stock split cashout over recent market prices throughout your proxy statement and to the percentage of outstanding shares held by your officers and directors on page 60 of the proxy statement. With respect to the premium of the cashout, please revise your disclosure to provide the premium, if any, over the most recent closing price of the company's shares.

4.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Summary Term Sheet – What are the reasons for the going private transaction?, page 5

5.   We note your disclosure in the last paragraph of the answer to this question and we note that your stock has closed at a price higher than $1 per share since May 5, 2009. Please revise your disclosure to explain how this affects your potential delisting, if at all.

Background of the going private transaction, page 15

6.   We note disclosure in the third paragraph on page 20 that Seven Hills "discussed with the Company a preliminary financial analysis of potential per share transaction prices of the Company's common stock based upon three analyses" and "also presented as supplemental information a discounted cash flow analysis." Each presentation, discussion, or report held with or presented by Seven Hills, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize the discounted cash flow analysis. Please also describe the results of the analyses presented

by Seven Hills on March 22, 2009 to the independent committee and disclose the per share value of the Company's common stock that Seven Hills used to perform its analyses.

Fairness of the Going Private Transaction, page 25

7.   Please revise the last paragraph under the caption "Conclusions of Independent Committee" to refer to the going private transaction rather than only the tender offer.

How the Board Will Determine Whether to Effect the Stock Splits, page 70

8.   Disclose how the board will provide notice to security holders if it decides to abandon the reverse split.

Schedule I

Security Ownership of Certain Beneficial Owners and Management, page S-3

9.   We note in footnote 2 to the table in this section that the persons listed therein disclaim beneficial ownership "except to the extent of his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

*   *   *   *

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since a company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions